August 22, 2024

Lisa Meyer
Chief Financial Officer, Treasurer & Secretary
NewLake Capital Partners, Inc.
50 Locust Ave
First Floor
New Canaan, CT 06840

       Re: NewLake Capital Partners, Inc.
           Form 10-K for the fiscal year ended December 31, 2023
           File No. 000-56327
           Filed March 11, 2024
Dear Lisa Meyer:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2023
Notes to Consolidated Financial Statements
Note 2 - Basis of Presentation and Summary of Significant Accounting Policies Revenue Recognition, page F-10

1. We note your disclosure stating that you record rental income, fees and reimbursables for your operating leases on a cash basis due to your tenants limited operating history and the uncertain regulatory environment in the United States relating to the cannabis industry.
       We further note that the ongoing assessments of collectability should be made on a lease by lease basis, that the passage of time resulted in your existing tenants having a more than limited operating history, and that your disclosure indicates all but one of your tenants has been performing under their lease agreements. In light of the foregoing, please tell us how the Company reassessed the collectability criterion on its operating leases on a lease by lease basis. In providing your response, please tell us how you considered the example in ASC 842-30-55-25, whereby the collectability of lease payments is not
 August 22, 2024
Page 2

       probable at lease inception and subsequently deemed probable after the tenant has established a rental history.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction